CINDISUE MINING CORP.
                        11255 Tierrasanta Blvd., Unit 78
                               San Diego, CA 92124

June 11, 2010

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

     Re: Request for acceleration of the effective date of the Registration Statement on Form S-1 of Cindisue Mining Corp.
          Filed March 8, 2010, Amendment No. 2 filed May 25, 2010
          File Number: 333-165302

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form S-1 Registration Statement of Cindisue Mining Corp. be declared effective on effective on Monday, June 14, 2010 at 2:00 p.m., eastern time, or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

Cindisue Mining Corp. acknowledges that

     (a) Should the commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the commission from taking any action with respect to the filing;

     (b) The action of the commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (c) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call our attorney, Robert Weaver at (858) 488-4433.

Yours truly,


/s/ Donovan L. Cooper
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Donovan L. Cooper
President and Director